LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com
November 4, 2009
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Northwest Bancshares, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 4, 2009 File No. 333-161805

Dear Mr. Schiffman:
     On behalf of Northwest Bancshares, Inc. (the “Company”), we are providing responses to the Staff’s letter dated November 3, 2009. The Company’s responses are set forth below and are keyed to the Staff’s comment letter.
Form S-1/A filed October 26, 2009
Market Comparisons, page 139
1.  We note your response to comment 7 in our letter dated September 25, 2009 and, in particular, your analysis regarding the exclusion from disclosure of the component companies that make up the Watson Wyatt survey data. Please revise the document to disclose the component companies.
     The Prospectus and the Proxy Statement/Prospectus have been revised to list the component companies of the Watson Wyatt survey data.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
November 4, 2009

Voting Rights, page 206
2.  We note your response to comment 11 in our letter dated September 25, 2009. Please revise the document to specify the provisions of Maryland law upon which the company is relying in imposing the identified voting restrictions.
     The disclosure on pages 197, 200, 201 and 202 of the Prospectus and pages 207, 211 and 212 of the Proxy Statement/Prospectus has been revised to specify the provisions of Maryland law upon which the Company is relying in imposing the identified voting restrictions.
* * * *
     The Company duly acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc P. Levy

Marc P. Levy, Esq.

cc:	Matt McNair, Esq.
William J. Wagner, Northwest Bancorp, Inc.
William W. Harvey, Jr., Northwest Bancorp, Inc.
Brian Steffey, OTS, Northeast Region
Thomas Smith, OTS, Northeast Region
David Permut, OTS, Washington, D.C.
Applications Filing Room, OTS, Wasington, D.C.
Donald R. Hamm, FDIC, Washington, D.C.
James Moschella, FDIC
John Lane, FDIC, New York Region
Joseph Moretz, Pennsylvania Department of Banking
Eric Luse, Esq.